EXHIBIT 99.1

For Immediate Release	Date: February 21, 2019
19-9-TR

Teck Receives Investment Grade Credit Rating from Fitch
US$672 Million of Financial Security No Longer Required

Vancouver, B.C. – Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) (“Teck”) announced today that Fitch Ratings has upgraded Teck’s issuer default rating and unsecured debt and facility ratings to BBB- with a stable outlook. Moody’s Investors Service upgraded Teck’s credit rating to Baa3 with a stable outlook in January of this year.

With investment grade credit ratings from those two agencies, Teck is no longer required to maintain letters of credit to satisfy the financial security requirements under the long-term power purchase agreements for the Quebrada Blanca Phase 2 project, which allows us to terminate US$672 million of letters of credit supporting those agreements. Teck will provide guarantees in replacement of the letters of credit.

“Having investment grade ratings is very important to us and confirms the strong financial position of the company,” said Don Lindsay, President and CEO. “We are very pleased to receive this second credit rating upgrade.”

About Teck
Teck is a diversified resource company committed to responsible mining and mineral development with major business units focused on copper, steelmaking coal, zinc and energy. Headquartered in Vancouver, Canada, its shares are listed on the Toronto Stock Exchange under the symbols TECK.A and TECK.B and the New York Stock Exchange under the symbol TECK. Learn more about Teck at www.teck.com or follow @TeckResources.

Investor Contact:
Fraser Phillips
Senior Vice President, Investor Relations and Strategic Analysis
604.699.4621
fraser.phillips@teck.com

Media Contact:
Chris Stannell
Senior Communications Specialist
604.699.4368
chris.stannell@teck.com